U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-36885

Tantech Holdings Ltd.

 (Registrant’s name)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Proxy Statement

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2019 annual shareholder meeting.

Appointment of New Chief Financial Officer (the “CFO”)

On June 25, 2019, the Registrant’s CFO Jing Jin submitted his resignation to the board of directors (the “Board”). The Board approved the resignation and appointed Weilin Zhang as the succeeding CFO. The resignation and the engagement will be effective on July 1, 2019. There is no disagreement between Jing Jin and the Registrant.

Mr. Zhang has been serving as the CFO of Forasen Group Ltd. Co. since October 2018 and was its CFO from March 2008 and June 2013. From July 2013 to September 2018, he was the general manager of Zhejiang Juma Valve Ltd. Co. Currently he is a director of Zhejiang Juma Valve Ltd. Co. He graduated from Zhejiang Province Finance Institute in 1989 and studied accounting at Beijing Industry and Commerce College from 2004 to 2008.

Exhibits No.	Description
99.1	Proxy Statement for 2019 Annual Shareholder Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: June 27, 2019	By:	/s/ Zhengyu Wang
	Name:	Zhengyu Wang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer